

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

April 27, 2015

<u>Via E-Mail</u>
Mr. Brad Bernstein
Chief Executive Officer and Director
FlexShopper, Inc.
2700 North Military Trail, Suite 200
Boca Raton, FL 33431

> **Re:** **FlexShopper, Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed April 17, 2015**
> **File No. 333-201644**

Dear Mr. Bernstein:

We reviewed the above-captioned filing and have the following comments.

<u>Our Common Stock is considered to be a "penny stock"…, page 11</u>

1. Since you are not a penny stock issuer, please revise this risk factor to make clear that fact, or remove the disclosure from the registration statement.

<u>Principal Stockholders, page 38</u>

2. Refer to footnote (9) to the table. Please include the forenames of Messrs. Capasse and Ross.

<u>Convertibility, page 44</u>

3. Disclosure that each share of Series 1 preferred stock is currently convertible into 5.8 shares of your common stock is inconsistent with disclosures on pages 38 and F-17 that each share of Series 1 preferred stock is currently convertible into 6.33 shares of your common stock. Please reconcile the disclosures.

<u>Note 12. Fourth Quarter Adjustment, page F-16</u>

4. Please tell us the facts and circumstances that resulted in your fourth quarter adjustment as well as how your capitalization of website and software costs complies with ASC 350-40-25.

Exhibit 10.9

5. It appears as though you did not file the attachments to the credit agreement which you filed on March 6, 2015 as exhibit 10.1 to the current report on Form 8-K and which you are incorporating by reference. Unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) of Regulation S-K has no provision for excluding attachments to an exhibit. Please refile the exhibit with all attachments.

        You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief

cc: Via E-mail
        Steven Morse, Esq.
        Morse & Morse, PLLC
        1400 Old Country Road, Suite 302
        Westbury, NY 11590